GKN plc
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

28 February 2006

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

Dear Sirs,

GKN plc – Preliminary Results 2005

For your information I enclose a copy of the above announcement which was released today.

Yours faithfully,

S. De Ritter

Sandie De Ritter

Enc

dlw 3/8

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Company	GKN PLC
TIDM	GKN
Headline	Final Results
Released	07:01 28-Feb-06
Number	0267Z

RNS Number:0267Z
GKN PLC
28 February 2006

GKN plc 2005 Preliminary Results Announcement

	As reported under IFRS			As reported excluding items in note (1) below		
	2005 £m	2004 £m	Change £m	2005 £m	2004 £m	Change
Continuing operations						
Sales	3,648	3,481	167	3,648	3,481	5%
Trading profit (1)	228	214	14	228	214	7%
Operating profit/(loss)	98	(24)	122	228	214	7%
Share of joint ventures (post-tax)	10	16	(6)	10	16	(38)%
Net financing costs (2)	(35)	(75)	40	(35)	(75)	n/a
Profit/(loss) before tax (2)	73	(83)	156	203	155	31%

Profit/(loss) after tax (2)	59	(115)	174	163	110	48%
Earnings per share - p	7.7	(16.1)	23.8	22.1	14.6	51%

Total Group

Profit after tax	59	772	(713)	163	172	(5)%
Earnings per share - p	7.7	105.0	(97.3)	22.1	23.1	(4)%

Dividend

	2005 p	2004 p	Change %
Proposed full year dividend per share	12.2	11.9	2.5

Notes

(1) Figures exclude the impact of restructuring and impairment charges, profits on the sale of businesses and changes in the fair value of derivative financial instruments.

(2) Comparison with 2004 is made difficult because of the treatment of AgustaWestland as a discontinued activity following its disposal at the end of November 2004, with a consequent benefit to the net financing costs of continuing operations in 2005.

Business highlights

- Sales of continuing businesses up 5%; trading profit up 7%
- Aerospace delivers 10% increase in sales, 42% increase in trading profit
- Automotive slightly down as cost pressures offset acquisition benefits

o Robust performance from Driveline
o Powder Metallurgy makes progress

- OffHighway increases sales by 8% and trading profit by 11%
- First major breakthrough in CVJ technology for 70 years
- Strong balance sheet and benefits of restructuring provide a platform

for growth

Kevin Smith, Chief Executive of GKN plc, commented:

"During 2005 we made rapid progress in the delivery of those strategic actions which are building a robust platform for GKN's future growth.

"The execution of our Group restructuring programme, which is increasing our presence in high growth low cost economies, reached a peak of activity in 2005 and will be very close to completion by the end of 2006. The performance benefits of this programme will be considerable.

"For GKN, 2005 has been characterised by a robust performance from our Driveline business, a solid recovery by Powder Metallurgy and continued strong results from both our OffHighway and Aerospace business.

"Across all our businesses we launched important new products, some of which represent a considerable breakthrough in product and process technology. All of them will help fuel GKN's future growth.

"We are keen to normalise the funding position on our UK pension scheme. We have decided therefore to make an immediate contribution of £200 million into the fund. This payment will significantly reduce both the current deficit and future annual contributions to the scheme.

"Overall the Group's balance sheet remains strong and well capable of supporting our growth ambitions".

2006 Outlook

There is a broadly stable outlook for major Automotive markets whilst Aerospace markets look set to remain strong.

In Automotive, industry forecasts for North American and Western European markets are for little change in production volumes, although there remains some risk of disruption to the former following recent supplier insolvencies. However, developing markets, especially in Asia Pacific, are expected to show continuing strong growth.

Prices for steel and other automotive raw materials appear to have stabilised although energy costs are still showing some increase.

With its presence in emerging markets and strategic restructuring programme nearing completion, Driveline should have another solid year. Powder Metallurgy expects to show further recovery and growth. Results for our other smaller automotive businesses will be impacted by redundancy costs.

OffHighway's agricultural markets softened slightly during 2005 but are expected to remain around current levels throughout 2006, with continuing strong demand in construction markets. We expect our business to continue to make good progress.

Aerospace markets will remain strong and we expect to continue to improve performance albeit at a lower rate of growth than the exceptional rate seen in 2005.
Interest costs on borrowings will rise in 2006 as increases in US interest rates will impact foreign currency borrowings by around £9 million.

Overall we expect to continue the progress seen last year into 2006, with the further benefits of restructuring together with the strength of our order book accelerating growth from 2007 onwards.

Further Enquiries

GKN Corporate Communications
Tel:+44 (0)20 7463 2354

The full text of the business review which will appear in the annual report and accounts together with financial statements and selected notes is attached to this press release which may be downloaded from www.gkn.com.

2005 Business Review

Group Activities

GKN is a global engineering business serving the automotive, off-highway and aerospace markets.

Automotive activities comprise GKN Driveline, Powder Metallurgy and Other

Automotive companies which supply a variety of components, largely to the global car and light vehicle markets.

OffHighway designs and manufactures steel wheels and driveline systems for the global agricultural, construction and industrial machinery markets.

Aerospace activities are concentrated on structural components, propulsion systems and special components for both military and civil aerospace markets.

There are operations in over thirty countries with 36,500 employees in subsidiary companies and a further 3,400 in joint ventures.

A detailed review of these activities is set out below.

Strategy and business objectives

GKN is committed to providing long-term shareholder value by supplying outstanding products and services to produce growth in sales and sustained profitability. We aim to achieve this from:

- Market leadership in our business segments through;

> advanced technology, first class engineering capability and cost leadership,
> exceptional customer service,
> global presence, and
> world class manufacturing.

- Focused acquisitions which meet strict rate of return criteria and add to our technology, global presence or customer base.

International Financial Reporting Standards

Results for the year have been reported for the first time under International Financial Reporting Standards (IFRS) as endorsed by the European Union. Comparative figures for 2004 have been restated accordingly but have not been audited. Reconciliations of key figures for 2004 between UK GAAP (the previous basis of reporting) and IFRS are shown at note 8 to the financial statements.

In this transitional year it is worth noting that one of the key features of IFRS is the requirement for certain, previously unrecognised, financial assets

and liabilities to be recognised in the balance sheet at their fair value at the balance sheet date. The change in value from one balance sheet date to the next is reflected in the income statement unless hedge accounting is applied. Such movements (which have no effect on cash flow), together with significant items such as major restructuring costs, asset impairments and profits on sale of businesses, have been separately disclosed in the income statement as components of operating profit.

Other features of IFRS which affect the interpretation of performance include the reporting of the post-tax results of joint ventures as part of the Group's pre-tax profit, the exclusion of sales of joint ventures and discontinued businesses from Group sales and the analysis of post-employment costs between operating and finance costs. Post-employment obligations and related deferred tax assets are also fully recognised on the balance sheet.

Review of Operations

In this review, sales are those of continuing operations and, in addition to statutory measures of profit, we have made reference to trading profit, profit before tax and earnings excluding the impact of restructuring and impairment charges, profits on sale of businesses and changes in the fair value of derivative financial instruments noted above, since we believe they show more clearly the underlying trend in performance.

Where appropriate, reference is also made to results excluding the impact of both 2004 and 2005 acquisitions and divestments as well as the impact of currency translation on the results of overseas operations.

Group performance

Sales of subsidiaries £3,648 million (2004 - £3,481 million)
Sales of continuing subsidiaries were £3,648 million compared with £3,481 million in 2004. Excluding the impact of currency translation, acquisitions and divestments the increase was £67 million (2%).

In Automotive businesses, sales of £2,711 million compared with £2,625 million a year earlier, largely reflecting the relatively stable market conditions in Europe and North America together with some benefit from currency and changes in status from joint venture to subsidiary

OffHighway sales improved to £310 million from £287 million in 2004. Excluding divestments made in 2004, the improvement was £38 million (14%) as a result of

market share gains in agricultural and construction machinery markets and price changes arising from raw material cost increases.

Aerospace sales showed solid growth as a result of sustained military demand, an improvement in civil aircraft production and the start of some new programmes and were £627 million compared with £569 million in 2004.

Trading profit (operating profit of subsidiaries before changes in the fair value of derivative financial instruments, restructuring and impairment charges and profits on sale of businesses) £228 million (2004 - £214 million)

Group trading profit was £228 million compared with £214 million in 2004, an increase of £14 million (6.5%). The currency impact on the translation of overseas profits was small at £5 million positive. Raw material costs were significantly higher than in 2004 with a gross increase of approximately £54 million and a net impact of some £28 million after some recovery from customers. There was a net benefit of £6 million from 2004 and 2005 acquisitions and divestments. The charge to trading profit for depreciation, amortisation and fixed asset impairments fell by £19 million.

Automotive companies' trading profit totalled £164 million compared with £169 million in 2004 with the impact of raw material and energy cost increases being somewhat offset by productivity improvements and lower overheads, together with the favourable impact of currency (£4 million) and changes in status of companies (£9 million). Costs of customer defaults in the year of £6 million were compensated by various one-off credits including the settlement of legal and other claims. The margin of trading profit to sales was 6.0% (2004 - 6.4%) as a consequence of only partial recovery of cost increases in Driveline and Powder Metallurgy and the move from profit to loss in our Other Automotive businesses.

Some benefit was seen from the previously announced strategic restructuring actions and asset write downs both through lower fixed costs and reduced depreciation.

OffHighway profit reflected the strong level of sales and rose by £2 million (11%) to £20 million. Excluding the impact of 2004 divestments and currency translation the increase was £5 million (33%). Margin rose to 6.5% from 6.3% in 2004.

Aerospace profit rose to £54 million from £38 million in 2004, largely as a consequence of higher sales. Margin improved from 6.7% to 8.6% for the year as a

whole, reaching 9.1% in the second half.

Corporate and unallocated costs of £10 million (2004 - £11 million) represent stewardship, governance and compliance costs relating to the overall Group rather than individual businesses.

The overall Group margin was 6.3% compared with 6.1% in 2004, slightly below the Group's long-term target range.

Restructuring and impairment costs £98 million (2004 - £262 million)

During the year the Group continued the restructuring announced in the first quarter of 2004. This involves moving some 20% of Driveline production capacity from high-cost, low-growth economies to the low-cost, high-growth emerging markets of Eastern Europe, South America and Asia Pacific, together with further cost reductions in Powder Metallurgy in support of the recovery of that business and overhead cost reductions elsewhere in the Group. Costs charged in the year totalled £77 million (2004 - £100 million) with £46 million (2004 - £36 million) in Driveline, £28 million (2004 - £44 million) in Powder Metallurgy and £3 million (2004 - £20 million) elsewhere.

In addition, in Automotive businesses, other impairments of £21 million arose in respect of a move of production to low cost regions and related profitability issues.

Profits on sale of businesses £1 million (2004 - £24 million)

There were no business disposals during the year. The 2005 profit of £1 million relates to "earn out" profits of a prior year divestment. The profit of £24 million in 2004 arose on the disposal of the Group's tube connecting business in Germany.

Changes in the fair value of derivative financial instruments (£33) million (2004 - £nil)

The Group enters into foreign exchange contracts to hedge much of its transactional exposure, including that between Group companies. These have been accounted for under IAS 39 from 1 January 2005. As permitted by the standard, prior year figures have not been restated. At 1 January 2005 the net fair value of such instruments was an asset of £29 million and at the end of 2005 the figure was a liability of £13 million. Transactional hedge accounting has not been applied in 2005 and the difference of £43 million is charged separately as

a component of operating profit. This has been partially offset by the change in value (£9 million) in embedded derivatives in Aerospace supply contracts and £1 million in commodity hedges in Powder Metallurgy leaving a net charge of £33 million.

Operating Profit

Operating profit of £98 million compared with a loss of £24 million in 2004, reflecting the movements discussed above.

Post-tax earnings of continuing joint ventures and associated company £10 million (2004 - £16 million)

The reduction of £6 million in the Group's share of post-tax earnings of joint ventures arose largely at the pre-tax level as a consequence of the change of status of Velcon SA de CV as a subsidiary following the increase in shareholding which occurred on 1 February 2005, together with lower profits at Emitec (where sales were down by 8%) and Shanghai GKN Drive Shaft Company Ltd (as margins reduced slightly). These were partially offset by first time profits from Chassis Systems Ltd, the joint venture with Dana, as the start-up phase ended.

Financing costs £35 million (2004 - £75 million)

Interest payable totalled £61 million (2004 - £69 million) which arose mainly on the £675 million bonds and £30 million debenture in issue. Offsetting this to some extent was £48 million (2004 - £23 million) interest receivable on short-term deposits and the benefits of lower borrowing costs on foreign currency debt used to hedge the Group's overseas investments. The year-on-year movement mainly reflected a full year's interest on the £1 billion received on the divestment of the Group's shareholding in AgustaWestland at the end of November 2004.

Other net financing charges of £22 million (2004 - £29 million) relate to the Group's funded post-employment benefit schemes and consist of interest on the schemes' liabilities partially offset by expected returns on assets. The £7 million reduction in the year arose mainly as a result of the returns credited in respect of the £100 million contribution prepayment made to the UK scheme at the end of 2004.

Profit before tax of continuing operations

Total profit before tax excluding restructuring and impairment charges, profits

on sale of businesses and changes in the fair value of derivative financial instruments of £203 million was £48 million higher than the £155 million in 2004 with most of the increase due to the interest received on the AgustaWestland proceeds noted above. After including these items, the figure for the year was a profit of £73 million (2004 - loss, £83 million) as a consequence of lower charges for restructuring and asset impairments.

Taxation

The tax charge for the year was £14 million (2004 - £32 million) and comprised a charge on profit before tax of subsidiaries excluding restructuring and impairment charges and the change in fair value of derivative financial instruments of £40 million (2004 - £45 million) and credits on restructuring and impairment charges of £20 million (2004 - £13 million) and on derivative financial instruments of £6 million (2004 - £nil).

The £40 million charge expressed as a percentage of profit before tax of subsidiaries of £193 million was 21% compared with the 2004 percentage of 32% on the same basis. The reduction in rate is largely the result of the settlement of a number of outstanding issues during the second half of 2005. Excluding the effect of any prior year items which may impact the tax charge in 2006, the 2006 tax rate is expected to show a slight increase as a result of anticipated changes to the geographical mix of profits.

The total effective tax rate was 19.2% (in 2004 there was a loss before tax caused, in part, by the impairment of goodwill on which tax was not recoverable).

Discontinued Operations

There were no discontinued activities during the year. Figures for 2004 reflected the post-tax trading results of AgustaWestland for 11 months to 30 November and of Aerosystems International to 13 August together with the profits made on their divestment.

Earnings per share

Earnings per share from continuing operations were 7.7p (2004 - loss per share, 16.1p). Before restructuring and impairment charges, profits on sale of businesses and changes in the fair value of derivative financial instruments the figure was 22.1p (2004 - 14.6p)

Earnings per share for both continuing and discontinued businesses were 7.7p (2004 - 105.0p). Before restructuring and impairment charges, profits on sale of businesses and changes in the fair value of derivative financial instruments the figure was 22.1p (2004 - 23.1p).

Cash Flow

Operating cash flow, which GKN defines as cash generated from operations (£308 million) adjusted for capital expenditure (£229 million) and proceeds from the disposal of fixed assets (£9 million), was £88 million compared with £3 million in 2004.

The inflow on working capital and provisions totalled £15 million (2004 - £6 million outflow) largely reflecting continuing tight control of both inventory and receivables.

Capital expenditure (on tangible and intangible assets) totalled £229 million (2004 - £195 million). Of this, £206 million (2004 - £180 million) was on property, plant and equipment and represented 150% of the depreciation charge. This higher than normal ratio largely reflected the cost of investment in emerging markets and is likely to reduce slightly in 2006 as the restructuring programme is completed. Thereafter it should return to a level of 1.1 to 1.2 times.

Expenditure on intangible assets totalled £23 million (2004 - £15 million) and reflected initial non-recurring costs on aerospace programmes and computer software costs.

Net interest paid totalled £14 million compared with £46 million in 2004 with the reduction a result of the 2004 AgustaWestland proceeds which were placed on short-term deposit.

Tax paid in the year was £35 million (2004 - £47 million) due to the timing of payments and the figure for 2006 is expected to be slightly higher.

Dividends received from joint ventures totalled £6 million (2004 - £8 million from continuing businesses and £2 million from discontinued).

The Group monitors free cash flow, which is cash flow excluding acquisitions, share buy-backs and currency translation but including dividends paid. Free cash flow for the year was an outflow of £41 million (2004 - £167 million outflow, including £100 million pension prepayment) mainly due to the £37 million of

expenditure on strategic and other major restructurings. The Group's balance sheet remains strong and with continued recovery in our businesses it is anticipated that following completion of the restructuring, cash generation will improve markedly.

Acquisitions and Divestments

The net expenditure on acquisitions and divestments in the year was £50 million (2004 - receipts £1,045 million). £35 million (after taking account of funds in the business at the date of acquisition) was spent on the acquisition, in February 2005, of the 51% of Velcon SA de CV (renamed GKN Driveline Celaya SA) not already owned. A further £10 million was spent on the remaining 16% of Tochigi Fuji Sangyo KK (renamed GKN Driveline Torque Technology) with the balance on a small OffHighway acquisition, offset by proceeds of £1 million from a prior year earn-out arrangement.

Share buyback

During the year the Group continued the share buyback programme of up to £100 million initiated in October 2004 and spent £30 million in purchasing 11.9 million shares. At 31 December 2005 the cumulative amount spent was £60 million on 25.2 million shares which are held in treasury. The buyback programme will be continued in 2006.

Net borrowings/funds

At the end of the year the Group had net debt of £65 million (2004 - net funds £65 million). These included the benefit of £50 million (2004 - £53 million) customer advances in the Aerospace businesses which are shown in short-term creditors in the balance sheet. In addition, the Group's share of borrowings in joint ventures was £5 million (2004 - £2 million).

Shareholders' equity

Shareholders' equity at the end of 2005 was £875 million compared with £905 million at the end of 2004.

Proposed dividend
A final dividend of 8.2p per share is proposed, payable on 17 May 2006 to shareholders on the register at 21 April 2006.

Shareholders may choose to reinvest this dividend under the Dividend

Reinvestment Plan ('DRIP'). The closing date for DRIP mandates is 28 April 2006

Together with the interim dividend of 4.0p, the total dividend for the year will be 12.2p, an increase of 2.5% over the equivalent figure for last year. The cash cost to the Group is some £87 million. The dividend is covered 1.8 times (2004 - 1.9 times) by earnings before the impact of restructuring and impairment charges, profits on sale of businesses and changes in the fair value of derivative financial instruments.

DIVISIONAL DEVELOPMENTS AND PERFORMANCE

Automotive

Markets

Car and light vehicle production is a key driver of performance in our Automotive businesses. By comparison with 2004, production in Western Europe was marginally down while North America was flat.

Overall Western European production of 16.2 million vehicles was down by 1.7% with reductions in Italy (12%), Spain (7%) and the UK (3%) partially offset by an increase in the larger market of Germany (3%).

North American production in 2005 of 15.8 million vehicles was level with 2004. In the US, however, there continued to be a major shift in Vehicle Manufacturers' (VM) market shares with both General Motors and Ford losing share, largely to the benefit of Japanese manufacturers.

By contrast, there was strong growth in production in the emerging markets of Brazil (10%) and India (8%) whilst, after a slow first half, China improved by 15% for the year as a whole.

Current expectations for 2006 are for a similar pattern to apply in Western Europe and North America which are both forecast to be level with 2005. Elsewhere external forecast Brazil to fall slightly before recovering in 2007 while China and India are likely to increase production over the next few years, largely to satisfy domestic demand.

GKN Driveline
Products and markets
GKN Driveline specialises in the manufacture of components for light vehicle drivelines (defined as the components that transfer torque between a vehicle's

transmission and its driven wheels). These include geared components (transfer cases, power transfer units and final drive units), torque management devices and driveshafts (propshafts for longitudinal power transmission and sideshafts for lateral transmission). The segment comprises GKN Driveline Driveshafts (GKN Driveshafts), GKN Driveline Torque Technology Group, Industrial and Distribution Services and Speciality Vehicles.

GKN Driveshafts is the global leader in the production of constant velocity jointed (CVJ) products for use in light vehicle drivelines. The majority of CVJs are used in sideshafts for front wheel drive, rear wheel drive and four wheel drive vehicles; CVJ sideshafts are required for every driven axle with independent suspension. Some, but not all, longitudinal propshafts are also fitted with CVJs.

In 2005, based on internal estimates, GKN Driveshafts' businesses, including its joint ventures, produced over 40% of CVJs for the global light vehicle market. The market share of the next largest producer is estimated at 16% with nearly 25% of CVJs produced by VMs' in-house operations. The strong order win rate achieved during the year continues to underpin our market share.

GKN Driveshafts manufactures CVJs and related products in 21 countries across all major vehicle producing regions of the world and has enjoyed considerable success in developing markets, with strong market shares of some 85% in South America and 52% in the Asia Pacific region (excluding Japan and South Korea).

GKN Driveshafts is also one of the largest suppliers of premium propshafts, which we define as those propshafts with sophisticated joints, materials or other features. We estimate that in 2005 premium propshafts represented approximately 35% of global light vehicle propshaft demand, or some 10 million propshaft assemblies. GKN Driveshafts' share of this segment was in the region of 20%.

GKN Driveline Torque Technology Group (TTG) produces a wide range of driveline components aimed at managing the flow of torque to the driven wheels based on road conditions, vehicle situation and driver intent. Torque management devices (TMDs) are mechanical (passive) or electro-mechanical (active) devices that improve vehicle performance and handling by controlling the flow of torque throughout the driveline.

GKN offers a complete range of TMD solutions as both stand-alone and integrated devices to VMs and to certain Tier One suppliers. We estimate that in 2005 GKN supplied approximately 18% of TMDs for light vehicle applications globally.

Sales volumes of our electronically controlled coupling devices (ETM and EMCD) are expected to increase progressively, building upon our established passive product range, *including* the Viscodrive *and* Super LSD *product families.*

Geared components are currently approximately half of TTG's annual sales, realised through installation on many successful all wheel drive and four wheel drive vehicles. We are also involved in many active development projects on future vehicle programmes and the first high volume production programme will be launched in the US in 2006. We continue to benefit from above market growth in power transfer units and final drive units as VMs increasingly introduce new 'crossover' vehicles that combine four wheel drive with car-like dynamics, comfort and improved fuel economy. Our products are well positioned for success in these areas.

Our Industrial and Distribution Services (IDS) business provides a comprehensive range of new and remanufactured sideshafts and components for the passenger vehicle aftermarket. It also provides a service to repair and replace heavy truck propshafts and also engineers and produces low volume, highly specialised driveline components from its remanufacturing plants, warehouses and service facilities throughout Europe. The Speciality Vehicle business services non-automotive markets, such as marine and all-terrain, with driveline components.

2005 Highlights

Driveline subsidiaries sales in the year totalled £1,993 million compared with £1,899 million in 2004. £31 million of the increase was accounted for by the impact of currency translation while £92 million arose from the inclusion of sales of Velcon from 1 February 2005 and a full year contribution from TFS following their change in status to subsidiaries. There was a small (£3 million) reduction in respect of IDS businesses transferred to OffHighway. The underlying decrease of £26 million largely reflected the slightly lower demand in Western Europe noted above and changes in model mix.

Strong sales growth was seen in Driveline's joint venture operations although these sales are not shown in the Group accounts.

Trading profit of £154 million was £2 million (1%) below 2004. After taking into account the favourable impact of currency (£4 million) and acquisitions (£12 million) there was a reduction of £18 million which mainly reflected the impact of raw material (£34 million) and energy cost increases.
The restructuring programme to move productive capacity from high-cost/

low-growth mature markets to the low-cost/high-growth emerging markets of Asia, South America and Eastern Europe accelerated during the year. The closures of two US and one European plant were announced, the cost of which in the year was £29 million, whilst a new forging plant was opened in Poland and manufacturing facilities were expanded in Slovenia, Poland, Mexico and Brazil. As a result, divisional capital expenditure on tangible assets at £115 million (2004 - £101 million) was 1.6 times the depreciation charge of £74 million (2004 - £81 million). It is anticipated that the ratio will reduce somewhat in 2006 and return to the normal level of 1.1 to 1.2 times in 2007.

£71 million (2004 - £74 million) was incurred on research and development and was charged to profit in the year. Much of this was incremental development on existing applications but our research efforts produced the most significant advance in CVJ design for many years and, in November, we announced details of our Countertrack and Crosstrack technologies. These give a weight advantage as well as the possibility of improved turning circles or increased vehicle wheelbase with the same turning circle. Their application is now attracting considerable interest from vehicle designers and their patented design is seen as fundamental in maintaining GKN Driveline's technological leadership.

TTG continued to drive operational efficiency and reduce costs, disposing of minor non-core subsidiaries, announcing the closure of a site and concluding a voluntary redundancy programme involving some 130 employees. At the same time, pension arrangements were changed and a multi-employer scheme exited which significantly reduced the pension liability that existed when the company was acquired.

There were positive developments in the expansion of the business with significant wins with all major Japanese VMs, particularly new business secured with Toyota, confirming TTG as a tier one supplier in Japan. Against this, however, the cancellation of the General Motors 361 vehicle platform, on which GKN had been awarded the high volume TMD, was a disappointment.

In-depth technology forums were held with a number of Japanese and European VMs and tier one partners to demonstrate product development and systems integration capabilities. These were well received and have led to a number of strategic joint development programmes.

Powder Metallurgy

Products and markets

GKN's Powder Metallurgy business produces metal powder and sintered products which are largely iron based, although growth is currently seen in the use of aluminium and other alloys. Although market statistics are somewhat imprecise, GKN estimates that it has in the region of 16% global market share in the sintered product business with sales to major automotive and industrial original equipment manufacturers and first tier suppliers.

GKN's sintered component production takes place in the Americas, Europe and Asia Pacific with the highest growth rates in the Asia Pacific region. It is significantly larger than its competition and as such is well placed to drive technology leadership in product and process through the leverage of global resources. This global manufacturing footprint continues to develop with the establishment of further operations in India and China to support new business secured in the region.

Hoeganaes is the largest producer of metal powder in North America with more than 50% market share. It has also continued its development outside the US, particularly through growth in Europe due to increased usage by GKN's own sintering companies in this region. Hoeganaes' sales to external customers accounted for some 50% of its shipments and just over 10% of the Powder Metallurgy division's sales. The European business, centred on a plant in Romania, continued to develop steadily, albeit from a small base.

Growth in Powder Metallurgy is expected to continue, fuelled primarily by substitution for cast or forged components.

2005 Highlights

Sales in the year of £588 million compared with £590 million in 2004. Excluding the impact of currency translation the reduction was £7 million (1.2%). This reduction arose entirely in the US sintering business which was down by 8% on the previous year, reflecting lower sales to its major customers: General Motors, Ford and DaimlerChrysler. Elsewhere there was 3% growth in Europe, and 15% in the Rest of the World albeit from a low base. Hoeganaes (13% of sales) in the US also saw lower volumes as overall US powder consumption fell by 8% in 2005 despite the generally flat market, primarily as a result of the change in vehicle mix away from large Sports Utility Vehicles (SUVs) to passenger cars. Hoeganaes' sales value, however, was essentially flat with lower volumes largely offset by higher revenues from the recovery of scrap steel cost.

In spite of considerable increases in raw material costs totalling some £13 million, trading profit improved to £12 million from £5 million in 2004. This

reflected operational and productivity improvements in the USA together with lower depreciation costs and some price recovery from customers.

The Sinter Metals restructuring programme announced in 2004 continued during the year and has contributed to an encouraging improvement in performance. As noted above, plant consolidation has been extended to further accelerate recovery. In 2005 we initiated discussions over the viability of our Romulus, Michigan plant which concluded in January 2006. Also, in January 2006 we announced the closure of the UK factory at Lichfield. North American asset impairments, primarily in respect of Romulus, of £17 million have all been charged as restructuring in the 2005 accounts together with impairments of £4 million in respect of another Sinter facility. Costs associated with plant closures in the USA and UK, primarily redundancy, are estimated at £25 million and will be reflected in 2006.

In Hoeganaes, an impairment charge of £5 million was recognised in respect of North American plant no longer considered viable in the light of expected changes in the business.

Divisional capital expenditure on plant and equipment at £43 million (2004 - £54 million) was high when measured against depreciation of £27 million (2004 - £40 million). The former was inflated by investment in support of new business won in 2003 and 2004, which has yet to be reflected in revenue, and the latter lower due to prior year asset impairments. The ratio of 1.6 times is expected to reduce somewhat in 2006.

During the year there were a number of important business wins. Sinter won new business worth $180 million per annum which will support a return to 5% to 8% annual growth and also developed their customer base into Japan and Korea. In Hoeganaes new programmes are expected to result in increased market share in both 2006 and, particularly, 2007.

Other Automotive

Products and markets

Our Other Automotive activities, which are predominantly UK-based, but with facilities in the US and China, manufacture structural components, chassis and engine cylinder liners *for the passenger car, SUV and light vehicle and truck* markets in Western Europe and the US.

2005 Highlights

Other Automotive sales by subsidiaries of £130 million were £6 million (4%) below 2004, mainly reflecting the cessation of the Thompson Chassis business during the second half of 2004. The major replacement programme is being conducted through our Chassis Systems Ltd joint venture with Dana.

A disappointing loss of £2 million was incurred in the year as a result of the business transfers and cessation noted above and higher raw material costs. This compared with a profit of £8 million in 2004 which was favourably impacted by end of platform life benefits.

Late in 2005, in conjunction with a local minority partner, a low-cost Chinese cylinder liner facility, which will serve both existing and emerging markets, began production. As a consequence, and in order to re-align the UK cost base, in January 2006 we announced a redundancy programme at GKN Sheepbridge Stokes Ltd. The cost of this will be charged in 2006. Trading performance in 2005 and future projections for the UK business necessitated an impairment review which has led to an impairment charge of £10 million being recognised in the 2005 accounts. This is included within the restructuring and impairment line in the Income Statement.

Emitec

Emitec, our 50% joint venture with Siemens, manufactures metallic substrates for catalytic converters in Germany and the USA. Their results are reported in post-tax earnings of joint ventures.

In terms of trading, 2005 sales were 8% lower than in 2004. This largely arose in Germany where customer demand fell and legislation requiring the retrofitting of particulate filter catalysts for diesel engines was delayed. This is now expected to be enacted in 2006 and is likely to result in growth from 2007 onwards.

OffHighway

Products and markets

OffHighway designs and manufactures steel wheels and driveline systems for the global agricultural, construction and industrial machinery sectors. During 2005, approximately 60% of its sales were to the agricultural market, 25% to the construction equipment market and 15% to the industrial machinery market.

Agriculture
In Europe (48% of divisional sales), the overall agricultural machinery market in 2005 was slightly below the previous year with increased production of combine harvesters and hay tools being offset by a decline in the production of tractors.

In North America (12% of divisional sales) the picture was similar with overall year-on-year demand some 3% lower as a result of production of both tractors and combines being down from the record levels of 2004.

Industry forecasts are for a slight decline in both markets in 2006.

Construction
In 2005, global construction markets have continued to grow at the record levels seen in the second half of 2004. This was somewhat against earlier expectations with the dampening of demand in China being offset by continued strong growth in North America and Europe which account for 13% and 11% of divisional sales, respectively. Construction markets are likely to remain strong in 2006.

Industrial Machinery
This sector (15% of divisional sales) includes products for the material handling, mining and other related industries. Demand in 2005 was higher than the previous year, led by increased sales of fork lift trucks and mining vehicles. The outlook for 2006 is for little change in demand.

2005 Highlights

OffHighway sales of £310 million were £23 million higher than 2004 which included eight months' results from a German tube connecting subsidiary which was sold in August 2004. Adjusting for this and the impact of currency, small portfolio changes and minor acquisitions towards the end of 2005, sales showed a £38 million (14)% increase over the previous year as a result of significant market share gains and contract wins together with some benefit from the recovery of raw material cost increases.

Trading profit as reported increased to £20 million (2004 - £18 million) but on a comparable company and currency basis there was an increase of £5 million (33%), reflecting both volume increases and operating efficiencies, some of which were achieved through plant rationalisations in Europe and Canada.

The business expanded its product portfolio in the last quarter of 2005 and

January 2006 with two small acquisitions, which have combined annualised sales of approximately £18 million, and has also opened new facilities in Brazil and China. Technological improvement in rim reinforcement design for off-highway wheels has resulted in lower cost manufacture and has also opened up new markets in forestry equipment.

Aerospace

Products and markets

GKN Aerospace is a global first-tier supplier of airframe structures, components, assemblies and engineering services to aircraft prime contractors and operates in two main product areas, Aerostructures and Propulsion Systems and Special Products.

As a leader in the design and manufacture of advanced composites, transparencies and complex metal structures at the component and assembly level we serve all the major airframe and engine OEMs. Products and services are provided to both fixed wing and rotary wing manufacturers, with some 60% of sales in the US. Current annual sales are approximately 65% to military and 35% to civil customers.

The overall aerospace market showed continued signs of improvement in 2005, with sustained strength in the military sector and higher demand in the civil market. Airbus and Boeing delivered in aggregate 660 aircraft in 2005, up from 605 in 2004. The civil sector is firmly into an upswing and is likely to experience strong short-term growth. Military demand is largely driven by US defence spending and, nothwithstanding the four yearly review of programme commitments, is likely to remain solid.

GKN Aerospace has secured business on key new international programmes such as the Airbus A400M Military Transport, the Boeing 787, the F-35 Joint Strike Fighter and the Northrop X47 Joint Unmanned Combat Air System. These successes have been supported by GKN Aerospace's continuing strength in material, manufacturing and systems technologies.

Market trends continue to indicate significant growth opportunities for GKN Aerospace driven by increased use of composite materials on new platforms and engines.

2005 Highlights

GKN Aerospace sales were £627 million compared with £569 million in 2004. There was a £3 million benefit from currency translation and excluding this the increase was £55 million (10%). The increase was the result of strong defence sales, engineering contract work on new programmes, growth in the civil aircraft market and the commencement of production on earlier contract wins.

Trading profit of £54 million was £16 million above 2004. Excluding the impact of currency, the increase was £15 million (39%) which reflected not only the higher sales level but also improved operational performance, productivity and continued cost reduction initiatives and the absence of asset write downs which had impacted 2004.

During the year the Advanced Composite Development Centre was opened on the Isle of Wight in the UK. The immediate goal of the Centre will be to reduce the current cost of carbon fibre composite structures from today's values, through a combination of qualification of new raw products and automated manufacturing methods and techniques.

Major development milestones were successfully achieved on a number of new programmes including the manufacture of the first GEnx composite engine fan casing and important components for the Joint Strike Fighter. Although no new major aircraft programmes were launched during the year, the Division was still able to secure additional incremental business across a range of existing programmes with an estimated value of over $500 million.

OTHER FINANCIAL MATTERS

Treasury management

GKN co-ordinates all treasury activities through a central function the purpose of which is to manage the financial risks of the Group as described below and to secure short and long-term funding at the minimum cost to the Group. The central treasury function operates within a framework of clearly defined Board-approved policies and procedures, including permissible funding and hedging instruments, exposure limits and a system of authorities for the approval and execution of transactions. It operates on a cost centre basis and is not permitted to make use of financial instruments or other derivatives other than to hedge identified exposures of the Group. Speculative use of such instruments or derivatives is not permitted.

The central treasury function prepares a formal twice yearly report to the Board, as well as formal monthly reports for the Finance Director and other senior executives of the Group. In addition, the gross and net indebtedness of

the Group is reported on a weekly basis to the Chief Executive and the Finance Director, whilst liquidity, interest rate, currency and other financial risk exposures are monitored daily. The central treasury function is subject to an annual internal and external review of controls.

Funding and liquidity

The Group funds its operations through a mixture of retained earnings and borrowing facilities, including bank and capital markets borrowings and leasing. The relative proportions of equity and borrowings are governed by specific Board-approved parameters. These are designed to preserve prudent financial ratios, including interest, dividend and cash flow cover, whilst also minimising the overall weighted average cost of capital to the Group.

All the Group's borrowing facilities are arranged by the central treasury function and the funds raised are then lent to operating subsidiaries on commercial arm's-length terms. In some cases operating subsidiaries have external borrowings, but these are supervised and controlled centrally. The Group's objective is to maintain a balance between continuity of funding and flexibility through borrowing at a range of maturities from both capital markets and bank sources.

Bank borrowings are principally in the form of five-year committed multi-currency bilateral revolving credit facilities with a group of relationship banks. There were no borrowings against these facilities as at 31 December 2005.

Capital markets borrowing of £705 million includes unsecured issues of £350 million 6.75% bonds maturing in 2019 and £325 million 7% bonds maturing in 2012, together with £30 million debenture stock of Westland Group plc which is secured on assets of that company and certain of its subsidiaries.

At the year end the Group had committed borrowing facilities of £1,087 million, of which £737 million was drawn. The weighted average maturity profile of the Group's committed borrowings was 9.9 years. This leaves the Group well placed to fund its strategic growth plans and to withstand any sudden changes in liquidity in the financial markets.

The Group also has access to significant lines of uncommitted funds which are used principally to manage day-to-day liquidity. Wherever practicable, pooling, netting or concentration techniques are employed to minimise gross debt.

At the year-end the Group had £542 million on deposit in the UK mainly held in

money market funds or with banks at maturities of three months or less.

Risk management

The Group is exposed to a variety of market risks, including the effects of changes in foreign currency exchange rates and interest rates. In the normal course of business, the Group also faces risks that are either non-financial or non-quantifiable, including country and credit risk.

The Group uses interest rate swaps, swaptions, forward rate agreements, netting techniques and forward exchange contracts as required to manage the primary market exposures associated with its underlying assets, liabilities and anticipated transactions.

Counterparty credit risk

The Group is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments. Credit risk is mitigated by the Group's policy of only selecting counterparties with a strong investment graded long-term credit rating, normally at least AA- or equivalent, and assigning financial limits to individual counterparties.

Interest rate risk

The Group operates an interest rate policy designed to optimise interest cost and reduce volatility in reported earnings. This policy is achieved by maintaining a target range of fixed and floating rate debt for discrete annual periods, over a defined time horizon. This is achieved partly through the fixed rate character of the underlying debt instrument, and partly through the use of straightforward derivatives (forward rate agreements, interest rate swaps and swaptions). The Group's normal policy is to require interest rates to be fixed for 30% to 70% of the level of underlying borrowings forecast to arise over a 12-month horizon. However, this policy was suspended in December 2004 as it was deemed inappropriate given the absence of floating rate bank debt following the receipt of the sale proceeds of GKN's share in AgustaWestland. Consequently, as at 31 December 2005, 89% of the Group's gross financial liabilities were at fixed rates of interest, whilst the weighted average period in respect of which interest has been fixed was 9.9 years.

Currency risk

The Group has transactional currency exposures arising from sales or purchases by operating subsidiaries in currencies other than the subsidiaries' functional currency. Under the Group's foreign exchange policy, such transaction exposures are hedged once they are known, mainly through the use of forward foreign exchange contracts. The Group has a significant investment in overseas

operations, particularly in continental Europe and the Americas. As a result, the sterling value of the Group's balance sheet can be affected by movements in exchange rates. The Group therefore seeks to mitigate the effect of these translational currency exposures by matching the net investment in overseas operations with borrowings denominated in their functional currencies, except where significant adverse interest differentials or other factors would render the cost of such hedging activity uneconomic. This is achieved by borrowing either directly (in either the local domestic or euro-currency markets), or indirectly through the use of rolling annual forward foreign exchange contracts. Borrowings created through the use of such contracts amounted to £631 million at 31 December 2005 and were denominated in US dollars (36%), euro (50%) and Japanese yen (14%).

Pensions and post-employment obligations
GKN operates a number of defined benefit and defined contribution schemes across the Group. The total charge to trading profit in respect of current and past service costs was £35 million (2004 - £32 million), whilst other net financing charges included in net financing costs were £22 million (2004 - £29 million) .

The decrease in other net financing charges reflects the higher expected return on pension scheme assets from the increased level of assets at the start of 2005. This resulted in part from the £100 million prepayment made by the Group to the UK pension scheme in December 2004. The higher expected return was partially offset by an increase in the notional interest charge on higher pension scheme liabilities. Further information including asset, liability and mortality assumptions used is provided in note 6 in the appendix to this press release..

UK pensions
The UK defined benefit scheme is considered to be relatively mature since only 5,000 of its 56,600 members are currently in service. As a UK defined benefit scheme, this is run on a funded basis with funds set aside in trust to cover future liabilities to members. A £100 million prepayment towards the UK deficit was made in December 2004. The Group has also announced its intention to make a further one-off payment of £200 million in 2006. No further deficit payments are planned in 2006.

The charge relating to UK post-employment benefits reflected in trading profit in respect of current and past service costs was £16 million (2004 - £14 million), whilst other net financing charges included in net financing costs were £5 million (2004 - £12 million).

The deficit at £466 million (2004 - £455 million) was largely unchanged from the end of 2004 as the increase in asset values from higher actual returns was largely offset by the higher net present value of liabilities from the 55 basis point reduction in the discount rate.

Overseas pensions
The principal regions involved are the Americas, continental Europe and the Rest of the World.
The charge to trading profit relating to overseas post-employment obligations in respect of current and past service costs was £19 million (2004 - £18 million), whilst other net financing charges included in net financing costs were £17 million (2004 - £17 million).

The increase in the deficit of £20 million to £419 million (2004 - £399 million) was largely as a result of the higher net present value of liabilities from reductions in discount rates and revised mortality assumptions.

Summary
In total, at 31 December 2005 the deficit was £885 million (2004 - £854 million) for the reasons stated earlier.

Financial resources and going concern
At 31 December 2005 the Group had net borrowings of £65 million. In addition it had available, but undrawn, committed borrowing facilities totalling £350 million.

Having assessed the future funding requirements of the Group and the Company, the Directors are of the opinion that it is appropriate for the accounts to be prepared on a going concern basis.

Cautionary statement
This announcement contains forward looking statements that are subject to risk factors associated with, amongst other things, the economic and business circumstances occurring from time to time in the countries and sectors in which the Group operates. It is believed that the expectations reflected in these statements are reasonable but they may be affected by a wide range of variables which could cause actual results to differ materially from those currently anticipated.

APPENDICES

These appendices do not form the statutory accounts of the Group. The statutory accounts for the year ended 31 December 2004 prepared under UK GAAP have been filed with the Registrar of Companies and contained an unqualified audit report. The audited results for 2005 were approved by the Board on 27 February 2006 and have been agreed with the auditors. 2004 IFRS results have not been audited.

Consolidated Income Statement
For the year ended 31 December 2005

	Notes	2005 £m	2004 £m
Sales			
Continuing subsidiaries	1	3,648	3,481
Trading profit		228	214
Restructuring and impairment charges	2a	(98)	(262)
Profits on sale of businesses	2b	1	24
Changes in fair value of derivative financial instruments	2c	(33)	-
Operating profit/(loss)	1	98	(24)

Share of post-tax earnings of continuing joint ventures and associated company	1	10	16
Interest payable		(61)	(69)
Interest receivable		48	23
Other net financing charges		(22)	(29)
Net financing costs		(35)	(75)
Profit/(loss) before taxation from continuing operations		73	(83)
Taxation	3	(14)	(32)
Profit/(loss) after taxation from continuing operations		59	(115)
Discontinued operations			
Share of post-tax earnings of joint ventures		-	62
Profit on disposal of joint ventures after taxation		-	825
Profit after taxation from discontinued operations		-	887
Profit for the year		59	772
Profit attributable to minority interests		4	3
Profit attributable to equity shareholders		55	769
		59	772
Earnings per share - p			
Total:	4		
Basic		7.7	105.0
Diluted		7.6	104.4

Continuing operations:	4		
Basic		7.7	(16.1)
Diluted		7.6	(16.0)

Statement of changes in shareholders' equity
For the year ended 31 December 2005

	2005 £m	2004 £m
Shareholders' equity at start of year	905	325
Adjustment in respect of adoption of IAS 39, including tax	17	-
Shareholders' equity at start of year as adjusted	922	325
Currency variations	74	(52)
Unrealised (loss)/gain arising on change in status of equity accounted investments	(3)	2
Changes in minority interests	4	-
Derivative financial instruments	(23)	24
Deferred tax on non-qualifying assets	1	1
Actuarial losses arising on post-employment obligations, including deferred tax	(50)	(58)
Net profits/(losses) not recognised in Income Statement	3	(83)
Profit attributable to equity shareholders	55	769
Total recognised profit for the year	58	686
Dividends	(86)	(85)
Share based payments	1	3
Issue of ordinary shares net of costs	10	2
Purchase of own shares into treasury	(30)	(30)
Cumulative currency difference realised on disposal of AgustaWestland NV	-	4

	(105)	(106)
Shareholders' equity at end of year	875	905

Consolidated Balance Sheet
At 31 December 2005

	Note	2005 £m	2004 £m
Assets			
Non-current assets			
Intangible assets - goodwill		241	208
- other		54	40
Property, plant and equipment		1,364	1,286
Investments in joint ventures		81	94
Other receivables and investments including loans to joint ventures		21	23
Deferred tax assets		172	206
		1,933	1,857
Current assets			
Inventories		467	448
Trade and other receivables		566	576
Derivative financial instruments		12	1
Cash and cash equivalents		724	860
		1,769	1,885
Assets held for sale		38	-
Total assets		3,740	3,742
Liabilities			
Current liabilities			
Borrowings		(47)	(54)
Derivative financial instruments		(34)	(6)

	Notes		
Trade and other payables		(795)	(796)
Current income tax liabilities		(109)	(128)
Provisions		(57)	(30)
		(1,042)	(1,014)
Liabilities associated with assets held for sale		(16)	-
		(1,058)	(1,014)
Non-current liabilities			
Borrowings		(734)	(741)
Deferred tax liabilities		(60)	(84)
Other payables		(24)	(17)
Provisions		(78)	(97)
Post-employment obligations	6	(885)	(854)
		(1,781)	(1,793)
Total liabilities		(2,839)	(2,807)
Net assets		901	935
Shareholders' equity			
Ordinary share capital		370	368
Share premium account		23	15
Treasury shares		(60)	(30)
Retained earnings		553	621
Other reserves		(11)	(69)
Total shareholders' equity		875	905
Minority interest - equity		26	30
Total equity		901	935

Consolidated Cash Flow Statement
For the year ended 31 December 2005

	Notes	2005	2004

			£m	£m
Cash flows from operating activities				
Cash generated from operations		7	308	191
Interest received			48	21
Interest paid			(62)	(67)
Tax paid			(35)	(47)
Dividends received from joint ventures	-continuing		6	8
	-discontinued		-	2
			265	108
Cash flows from investing activities				
Purchase of property, plant and equipment and intangible assets			(229)	(195)
Proceeds from sale of property, plant and equipment			9	7
Acquisition of subsidiaries (net of cash acquired)			(51)	(15)
Acquisition of joint ventures			-	(8)
Proceeds from sale of subsidiaries and businesses			1	29
Proceeds from sale of joint ventures - discontinued			-	1,039
Investment loans and capital contributions			2	(1)
			(268)	856
Cash flows from financing activities				
Net proceeds from issue of ordinary share capital			10	2
Purchase of treasury shares			(30)	(30)
Net proceeds from issue of new loans			8	471
Finance lease payments			(3)	(1)
Repayment of borrowings			(29)	(598)
Dividends paid to shareholders		5	(86)	(86)
Dividends paid to minority interests			-	(1)
			(130)	(243)
Currency variations on cash and cash equivalents			3	(3)
Movement in cash and cash equivalents			(130)	718
Cash and cash equivalents at 1 January			827	109

Cash and cash equivalents at 31 December	7	697	827

Unless otherwise noted, cash flow arises from continuing operations. Cash inflows from government capital grants of £4 million (2004: £2 million) have been offset against purchases of property, plant and equipment and intangible assets.
For the purposes of presenting the cash flow statement the components of cash and cash equivalents are offset. A reconciliation between the cash flow and balance sheet presentation is shown in note 7. A reconciliation of the movements in net debt is shown in note 7.

Notes to the Preliminary Announcement

1 Segmental analysis

The Group is managed by type of business. Segmental information is provided having regard to the nature of the goods and services provided and the markets served.

Primary reporting format - business segments

			Automotive					
For the year ended 31 December 2005	Notes	Driveline	Powder Metallurgy	Other Automotive	OffHighway	Aerospace	Corporate& Unallocated	Total
		£m	£m	£m	£m	£m	£m	£m
Sales		1,993	588	130	310	627	-	3,648
EBITDA		237	40	5	28	80	(10)	380
Depreciation and impairment charges		(79)	(27)	(7)	(8)	(21)	-	(142)
Amortisation of intangible assets		(4)	(1)	-	-	(5)	-	(10)
Trading profit/ (loss)		154	12	(2)	20	54	(10)	228
Restructuring	2a	(46)	(28)	-	(2)	-	(1)	(77)

Other impairments	2a	(11)	-	(10)	-	-	-	(21)
Profits on sale of businesses	2b	-	-	-	-	1	-	1
Changes in fair value of derivative financial instruments	2c	(22)	1	-	(1)	(11)	-	(33)
Operating profit /(loss)		75	(15)	(12)	17	44	(11)	98
Share of post-tax earnings of joint ventures		9	-	1	-	-	-	10
Segment assets								
Goodwill		79	27	-	25	110	-	241
Investments in joint ventures		64	-	16	1	-	-	81
Derivative financial instruments		4	1	-	1	6	-	12
Other assets		1,287	508	79	169	459	8	2,510
Unallocated assets								
- Cash and cash equivalents		-	-	-	-	-	724	724
- Deferred tax		-	-	-	-	-	172	172
Total assets		1,434	536	95	196	575	904	3,740

Segment liabilities
Derivative financial

instruments		(10)	-	-	(2)	(12)	(10)	(34)
Other liabilities		(878)	(177)	(143)	(143)	(372)	(142)	(1,855)
Unallocated liabilities								
- Borrowings		-	-	-	-	-	(781)	(781)
- Current tax liabilities		-	-	-	-	-	(109)	(109)
- Deferred tax		-	-	-	-	-	(60)	(60)
Total liabilities		(888)	(177)	(143)	(145)	(384)	(1,102)	(2,839)
Other segment items								
Capital expenditure (including acquisitions)								
- Property, plant and equipment		115	43	14	10	32	-	214
- Intangible assets		5	-	-	1	17	-	23
Other non-cash expenses		-	-	-	-	-	1	1

All business segments are continuing. EBITDA is earnings before interest, tax, depreciation and amortisation. Other non-cash expenses represents the £1 million annual charge in respect of share based payments. Allocation of this charge across the segments is as follows: Driveline £0.4 million, Powder Metallurgy £0.1 million, Aerospace £0.2 million and Corporate £0.3 million.

1 Segmental analysis

Primary reporting format - business segments

			Automotive					
For the year ended 31 December 2004	Notes	Driveline	Powder Metallurgy	Other Automotive	OffHighway	Aerospace	Corporate& Unallocated	Total

		£m	£m	£m	£m	£m	£m	£m
Sales		1,899	590	136	287	569	-	3,481
EBITDA		240	47	17	26	66	(11)	385
Depreciation and impairment charges		(81)	(40)	(9)	(8)	(23)	-	(161)
Amortisation of intangible assets		(3)	(2)	-	-	(5)	-	(10)
Trading profit		156	5	8	18	38	(11)	214
Restructuring	2a	(36)	(44)	-	(6)	(11)	(3)	(100)
Other impairments	2a	-	(162)	-	-	-	-	(162)
Profits on sale of businesses	2b	-	-	-	23	1	-	24
Changes in fair value of derivative financial instruments	2c	-	-	-	-	-	-	-
Operating profit/ (loss)		120	(201)	8	35	28	(14)	(24)
Share of post-tax earnings of joint ventures and associate		15	-	1	-	-	-	16
Segment assets								
Goodwill		62	24	-	23	99	-	208
Investments in joint ventures		76	-	17	1	-	-	94
Derivative financial instruments		-	-	-	-	-	1	1

Other assets	1,207	495	80	161	400	30	2,373
Unallocated assets							
- Cash and cash equivalents	-	-	-	-	-	860	860
- Deferred tax	-	-	-	-	-	206	206
Total assets	1,345	519	97	185	499	1,097	3,742
Segment liabilities							
Derivative financial instruments	-	-	-	-	-	(6)	(6)
Other liabilities	(864)	(161)	(137)	(146)	(352)	(134)	(1,794)
Unallocated liabilities							
- Borrowings	-	-	-	-	-	(795)	(795)
- Current tax liabilities	-	-	-	-	-	(128)	(128)
- Deferred tax	-	-	-	-	-	(84)	(84)
Total liabilities	(864) (864)	(161) (161)	(137) (137)	(146) (146)	(352) (352)	(1,147) (1,147)	(2,807) (2,807)
Other segment items							
Capital expenditure (including acquisitions)							
- Property, plant and equipment	101	54	2	10	19	1	187
- Intangible assets	5	-	-	1	9	-	15
Other non-cash expenses	1	1	-	-	1	-	3

All business segments shown above are continuing. Discontinued activities in 2004 were the Group's joint venture investments in Aerospace companies which contributed £62 million of post-tax earnings of the year and a further £825 million post-tax profit on their disposal.

Intra-group sales, which are priced on an 'arms length' basis between both segments and regions are not significant. The analyses of operating profit by business includes an allocation, based on their nature, of costs incurred centrally in the United Kingdom and USA. Unallocated costs represent corporate expenses. Segment assets comprise all non-current and current assets as per the Balance Sheet but exclude deferred tax assets and cash and cash equivalents. Segment liabilities include trade and other payables, provisions and post-employment obligations but exclude borrowings and taxation liabilities. Cash and cash equivalents and borrowings are not allocated to specific segments as these resources are managed centrally and no business in any segment has sufficient autonomy to manage these resources. Segment capital expenditure is the total cost incurred during the year to acquire segment assets that are expected to be used for more than one year.

Secondary reporting format - by geographical region

	Sales		Segment assets		Capital expenditure	
	2005 £m	2004 £m	2005 £m	2004 £m	2005 £m	2004 £m
Continuing operations						
Europe	1,622	1,615	1,278	1,282	115	115
Americas	1,479	1,345	1,123	947	81	58
Rest of the World	547	521	435	416	41	28
Corporate and Unallocated	-	-	904	1,097	-	1
	3,648	3,481	3,740	3,742	237	202

The sales analysis in the above table is based on the location of the customer.

2 (a) Restructuring and impairment charges

	2005			2004		
	Restructuring £m	Other impairments £m	Total £m	Restructuring £m	Other impairments £m	Total £m
Restructuring and impairment charges						
Goodwill						

impairment	-	(11)	(11)	(10)	(102)	(112)
Tangible fixed asset impairment	(35)	(10)	(45)	(51)	(60)	(111)
Other asset write-downs	(1)	-	(1)	(2)	-	(2)
	(36)	(21)	(57)	(63)	(162)	(225)
Redundancy costs (net of post-employment curtailments)	(28)	-	(28)	(23)	-	(23)
Other reorganisation costs	(13)	-	(13)	(14)	-	(14)
	(77)	(21)	(98)	(100)	(162)	(262)

Restructuring

During 2005 the Group continued to deploy its strategic reorganisation programme, first announced in March 2004, that involves the migration of Driveline production capacity from high cost to low cost / high growth economies, actions in support of the recovery in Powder Metallurgy and the realignment and reduction of production capacity and overhead costs in other areas of the business. Charges recognised in the year in respect of this programme amount to £77 million which comprises asset impairment charges of £36 million, redundancy costs of £28 million (net of post-employment curtailments, £5 million) and other reorganisation costs of £13 million. An analysis by segment and description of the charges is set out below:

	2005				2004
	Asset Impairments £m	Redundancy £m	Reorganisation Costs £m	Total £m	Total £m
Driveline	10	25	11	46	36
Powder Metallurgy	26	1	1	28	44
OffHighway	-	1	1	2	6
Aerospace	-	-	-	-	11
Corporate	-	1	-	1	3
	36	28	13	77	100

Restructuring charges in Driveline in 2005 arise as a consequence of the announced closures of three manufacturing plants; two in North America and one in Western Europe and the continued reduction in the level of fixed cost headcount in plants primarily in the Driveline European operations. The costs charged as incurred or provided for in operating profit and separately identified as restructuring costs include the costs of committed and contractual severance and other employee related exit benefits; post-employment augmentations and curtailments, provisions in respect of onerous lease, property and other contracts, asset impairment charges in respect of plant and machinery not transferable to other facilities, the write down of surplus properties to their estimated realisable value and impairment of dedicated consumable inventories. Incremental costs borne by the Group as a consequence of dedicated restructuring and transition teams is also charged to restructuring. In addition, in respect of the closure of the Driveline Western European facility the costs incurred by the Group in the period from announcement to formal agreement of the Social Plan have been treated as directly attributable to the restructuring as the workforce withdrew their labour whilst on full pay resulting in the immediate curtailment of production. Customer demand in the period was satisfied by other production facilities.

Powder Metallurgy charges arise as a consequence of the Board approved closure of five plants. These actions remain broadly in line with the original plans though do include an extension to the original scale and constitution of the programme. Charges comprise property and plant and equipment impairments of £26 million and the cost of redundancies where irrevocable external announcements had been made by 31 December 2005 and actions had commenced.

OffHighway charges spent and provided represent plant closure and facility rationalisation costs, including onerous property lease costs. Corporate charges relate to the cost of rebasing central overheads and relate primarily to the reduction in headcount which gave rise to redundancy and pension augmentation charges.

Cash outflow in 2005 in respect of the 2005 and earlier years restructuring actions amounts to £37 million (2004: £21 million). Of this amount £1 million (2004: £5 million) relates to the remaining spend on restructuring programmes commenced in earlier years and disclosed as exceptional items under UK GAAP.

2004 restructuring charges comprise asset impairments (£63 million); redundancy charges (£23 million) and reorganisation costs (£14 million).

Other impairments

In addition to impairment charges borne as a consequence of strategic reorganisation activities, a £21 million impairment charge has arisen in 2005 relating to the write down of goodwill, property, plant and equipment at two automotive businesses where as a consequence of current and future trading performance and projections sufficient doubt exists over the recoverability of the assets. The impairment reviews were carried out with reference to both value in use and fair value recoverabilities. The £11 million goodwill impairment charge arises as a result of the move of production to low-cost regions and performance issues. The remaining £10

million impairment to property, plant and equipment relates to a UK business within the Other Automotive segment where, during 2005, a decision was made to transfer certain production to a new Chinese facility. This fact and continued declining profitability has led to the significant impairment charge. In 2004, impairment charges were recognised in respect of the Powder Metallurgy business amounting to £162 million as a consequence of the annual impairment review.

2 (b) Profits on sale of businesses

	2005 £m	2004 £m
Sale of Walterscheid Rohrverbindungstechnik GmbH (TCD)	-	23
Other	1	1
	1	24

The profit recognised in 2005 reflects the cash receipt in respect of a contingent earnout arrangement on the 2004 disposal of an Aerospace business. The primary 2004 transaction relates to the OffHighway disposal of its TCD (Tube Connecting)business to Eaton Corporation.

2 (c) Changes in the fair value of derivative financial instruments

IAS 39, which has been adopted for the first time from 1 January 2005, requires derivative financial instruments to be valued at the date of the balance sheet and any difference between that value and the intrinsic value of the instrument to be reflected in the balance sheet as an asset or liability. Any subsequent change in value is reflected in the Income Statement unless hedge accounting is achieved. Such movements do not affect cash flow or the economic substance of the underlying transaction and the Group has not attempted to achieve transactional hedge accounting in 2005. As a consequence, and to assist year on year comparison, the change in value has been identified as a separate element of operating profit as set out below.

	2005 £m	2004 £m

Forward currency and commodity contracts	(42)	-
Embedded derivatives	9	-
	(33)	-

Comparative information has not been presented in accordance with the IFRS 1 exemption governing restatement of comparative information on the adoption of IAS 39.

3 Taxation

Analysis of charge in year - continuing operations	2005 £m	2004 £m
Current tax		
Current year	51	48
Adjustments in respect of prior years	(35)	(35)
	16	13
Deferred tax	4	19
Tax on change in fair value of derivative financial instruments	(6)	-
Total tax charge for the year	14	32
Overseas tax included above	28	32
Tax on items included in equity		
Deferred tax on post-employment obligations	6	6
Deferred tax on non-qualifying assets	(1)	(1)
Tax reconciliation		
Profit/(loss) before tax	73	(83)

Charges/(credits) included in operating profit		
Restructuring and impairment charges	98	262
Profits on sale of businesses	(1)	(24)
Change in fair value of derivative financial instruments	33	-
Share of post-tax earnings of continuing joint ventures and associated company	(10)	(16)
Adjusted profit before tax	193	139

Tax calculated at 30% standard UK corporate tax rate	58	41
Differences between UK and overseas corporate tax rates	12	12
Non-deductible and non-taxable items	15	5
Temporary differences not giving rise to deferred tax adjustment	(13)	2
Deferred tax charge in respect of post-employment obligations	15	12
Current year tax charge on ordinary activities	87	72
Adjustments in respect of prior years	(47)	(27)
Tax in respect of restructuring and impairment charges	(20)	(13)
Tax on derivative financial instruments	(6)	-
Total tax charge for the year	14	32

Discontinued operations

There were no discontinued operation in 2005. There was no tax charged in respect of the profits earned in respect of discontinued operations in 2004.

4 Earnings per share

Basic earnings per share

Basic earnings per share are calculated by dividing the profit attributable to equity shareholders by the weighted average number of ordinary shares in issue during the period, excluding ordinary shares purchased by the Company and held as treasury shares.

Diluted earnings per share

Diluted earnings per share are calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary

shares. The Company has only one category of dilutive potential ordinary shares; share options.

The calculation is performed for the share options to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Company's shares) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

Earnings per share are computed as follows:

	2005			2004		
	Earnings	Weighted Average number of shares	Earnings per share	Earnings	Weighted Average number of shares	Earnings per share
	£m	m	p	£m	m	p
Total company						
Basic eps:						
Profit attributable to ordinary shareholders	55	718.1	7.7	769	732.6	105.0
Dilutive securities:						
Dilutive potential ordinary shares	-	5.1	(0.1)	-	3.7	(0.6)
Diluted eps	55	723.2	7.6	769	736.3	104.4
Continuing operations						
Basic eps:						
Profit attributable to ordinary shareholders	55	718.1	7.7	(118)	732.6	(16.1)
Dilutive securities:						
Dilutive potential ordinary shares	-	5.1	(0.1)	-	3.7	0.1

Diluted eps	55	723.2	7.6	(118)	736.3	(16.0)
Discontinued operations						
Basic eps:						
Profit attributable to ordinary shareholders	-	718.1	-	887	732.6	121.1
Dilutive securities:						
Dilutive potential ordinary shares	-	5.1	-	-	3.7	(0.6)
Diluted eps	-	723.2	-	887	736.3	120.5

Adjusted earnings per share - total company

Earnings per share before restructuring and impairment charges, profits on sale of businesses and the changes in fair value of derivative financial instruments, which the Directors consider gives a useful additional indicator of underlying performance, is calculated on earnings for the year adjusted as follows:

	2005 £m	p	2004 £m	p
Profit attributable to equity shareholders	55	7.7	769	105.0
Charges / (credits) included in operating profit:				-
Restructuring and impairment charges	98	13.6	262	35.8
Profits on sale of businesses (continuing and discontinued)	(1)	(0.1)	(849)	(115.9)
Changes in fair value of derivative financial instruments	33	4.5	-	-
Taxation on charges/(credits) included in operating profit	(26)	(3.6)	(13)	(1.8)

Adjusted earnings attributable to equity

shareholders	159	22.1	169	23.1
Diluted adjusted earnings per share attributable to equity shareholders		22.0		23.0

5 Dividends

	2005 £m	2004 £m
Equity dividends paid in the year		
Previous year final : 8.0p (2004: 7.8p) per share	58	57
Current year interim : 4.0p (2004: 3.9p) per share	28	28

In addition, the directors are proposing a final dividend in respect of the financial year ending 31 December 2005 of 8.2p per share, £59 million. It will be paid on 17 May 2006 to shareholders who are on the register of members at close of business on 21 April 2006.

6 Post-employment obligations

Post-employment obligations comprise:	2005 £m	2004 £m
Pensions and health care - funded	(604)	(585)
Pensions and health care - unfunded	(281)	(269)
	(885)	(854)

Pensions and healthcare - funded

The Group's pension arrangements comprise various defined benefit and defined contribution schemes throughout the world. A number of retirement plans are operated which provide certain employees with post-employment healthcare benefits.

Pensions

In the UK, pension arrangements are made through an externally funded defined benefit scheme. In the USA and the Rest of the World there are a number of externally funded defined benefit schemes while in certain companies in Continental Europe funds are retained within the business to provide for post-employment obligations.

Defined benefit schemes

Independent actuarial valuations of all defined benefit scheme assets and liabilities were carried out at 31 December 2005. The present value of the defined benefit obligation, the related current service cost and the past service cost were measured using the projected unit credit method.

Key assumptions were:

	UK %	Americas %	Europe %	ROW %
2005				
Rate of increase in pensionable salaries	4.3	3.5	2.5	2.0
Rate of increase in payment and deferred pensions	2.9	2.0	1.5	n/a
Discount rate	4.75	5.50	4.25	2.25
Inflation assumption	2.8	2.5	1.5	1.0
Rate of increases in medical costs:				
initial/long term	9.5/4.3	10.0/5.0	n/a	n/a
2004				
Rate of increase in pensionable salaries	4.3	3.5	3.0	2.0
Rate of increase in payment and deferred pensions	2.9	2.5	1.5	n/a
Discount rate	5.30	5.80	4.90	2.30
Inflation assumption	2.8	2.5	1.5	1.0
Rate of increases in medical costs:				
initial/long term	9.5/4.3	10.0/5.0	n/a	n/a

The underlying mortality assumptions for the major schemes are as follows:

United Kingdom

The key current year mortality assumptions for the scheme are that a male aged 65 lives for a further 18 years, whilst a male aged 40 is expected to live a further 19.5 years after retiring at 65. This assumption is based on the specific scheme experience, which has been subject to review by the Continuous Mortality Investigative Board rather than

by reference to general UK mortality tables.

Overseas

In the USA, RP-2000 tables scaled to 2006 were adopted in the year, whilst there was also a change in Germany where the RT2005-G tables were adopted.

The amounts recognised in respect of funded obligations in the balance sheet are:

	31 December 2005					31 December
	UK £m	Americas £m	Europe £m	ROW £m	Total £m	2004 £m
Present value of funded obligations	(2,381)	(308)	(14)	(20)	(2,723)	(2,446)
Fair value of plan assets	1,915	170	20	14	2,119	1,861
Net obligation recognised in the balance sheet	(466)	(138)	6	(6)	(604)	(585)

The fair value of the assets in the schemes and the expected rates of return were:

	UK		Americas		Europe		RoW	
	Long-term rate of return expected %	Value £m	Long-term rate of return expected %	Value £m	Long-term rate of return expected %	Value £m	Long-term rate of return expected %	Value £m
At 31 December 2005								
Equities	7.5	1,076	8.5	118	-	-	5.9	6
Bonds	4.4	607	5.0	47	-	-	2.5	4
Property	6.7	98	-	-	-	-	-	-
Cash/ short-term mandate	4.5	98	4.2	5	-	-	-	-
Other assets	4.7	36	-	-	4.7	20	1.0	4
		1,915		170		20		14

At 31 December 2004								
Equities	7.5	1,003	8.5	91	-	-	5.5	7
Bonds	4.9	451	5.0	36	4.9	8	2.5	4
Property	6.8	83	-	-	-	-	-	-
Cash/short-term mandate	5.0	121	3.7	1	-	-	0.8	6
Other assets	5.2	39	-	-	5.2	11	-	-
		1,697		128		19		17

7 Cash flow statement reconciliations

Cash generated from operations	2005 £m	2004 £m
Operating profit/(loss)	98	(24)
Adjustments for:		
Profits on sale of businesses	(1)	(24)
Fair value of derivative financial instruments	33	-
Impairment of fixed assets	50	111
Impairment of goodwill	11	112
Depreciation and amortisation	147	171
Amortisation of capital grants	(2)	(3)
Profits on sale of fixed assets	(1)	-
Charge for share based payments	1	3
Movement in post-employment obligations	(43)	(149)
Changes in working capital and provisions	15	(6)
	308	191

Movement in net (debt)/funds	2005 £m	2004 £m
Net movement in cash and cash equivalents	(130)	718
Net repayment of borrowings	21	127
Currency variations on borrowings	(23)	27

Finance leases	2	-
Subsidiaries acquired and sold	-	(14)
Movement in year	(130)	858
Net funds/(debt) at beginning of year	65	(793)
Net (debt)/funds at end of year	(65)	65

Reconciliation of cash and cash equivalents	2005 £m	2004 £m
Cash and cash equivalents per cash flow at 31 December	697	827
Add: bank overdrafts included within "current liabilities - borrowings"	30	33
Less: cash and cash equivalents within assets held for sale	(3)	-
Cash and cash equivalents per balance sheet at 31 December	724	860

8 IFRS Transition

This is the first year the Group has presented its consolidated results under IFRS. The last audited financial statements under UK GAAP were for the year ended 31 December 2004. The date of the transition to IFRS was 1 January 2004. Set out below are the overall IFRS transition reconciliations which reconcile Profit after taxation for the full year 2004 and the net asset positions as at 1 January 2004 and 31 December 2004 between UK GAAP as reported and IFRS. The information presented is consistent with that disclosed in April 2005 apart from a minor change in respect of deferred taxation (£7 million) as at 1 January 2004. These reconciliations have not been audited.

Full year
2004
£m

Profit after taxation		
UK GAAP - as previously reported		580
IAS 19 - post-employment obligations:		
Operating profit		55
Financing cost		(29)
Deferred tax		(12)
Share based payments		(3)
Lower amortisation of non recurring costs		1
Amortisation of purchased intangible assets		(1)
Deferred tax		2
Amortisation of goodwill written back:		
Subsidiaries		23
Joint ventures - continuing		1
Joint ventures - discontinued		5
Impairment of goodwill		(12)
Adjustment to profit on sale of AgustaWestland NV:		
Change in share of equity following application of IFRS		57
Deferred tax on property sold		9
Cumulative currency adjustment		(4)
Non re-cycling of goodwill written off to reserves on original acquisition		100
IFRS		772

	1 January 2004 £m	31 December 2004 £m
Net assets		
UK GAAP - as previously reported	942	1,490
Post-employment obligations:		
Increase in liability under IAS 19	(678)	(588)
Write off of SSAP 24 prepayment	(93)	(198)
Deferred tax relating to pension obligations	203	184
Non recurring costs written off on transition to IFRS	(13)	(12)
Change in equity value of joint ventures:		

AgustaWestland NV	(55)	-
Continuing joint ventures	(1)	(1)
Increase in net deferred tax liability	(21)	(8)
Goodwill amortisation written back	-	23
Impairment of goodwill	-	(12)
Other fair value adjustments	-	(1)
Provision for dividends written back	57	58
IFRS	341	935

This information is provided by RNS
The company news service from the London Stock Exchange

END